OnCure Holdings, Inc.

18100 Von Karman Ave., Suite 450

Irvine, CA 92612

(949) 863-8820

January 14, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:                    Jeffrey Riedler, Assistant Director

Division of Corporation Finance

Re:                             OnCure Holdings, Inc.
Registration Statement on Form S-4

Filed October 22, 2010
File No. 333-170100

Ladies and Gentlemen:

Set forth below are the responses of OnCure Holdings, Inc., a Delaware corporation (“we,” “us,” “our” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 6, 2011 with respect to Amendment No. 1 (“Amendment No. 1”) to our Registration Statement on Form S-4, File No. 333-170100 (the “Registration Statement”), initially filed with the Commission on October 22, 2010.

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 2 marked to show all changes made since the filing of Amendment No. 1.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 2, unless otherwise indicated.

Registration Statement on Form S-4

Company Overview, page 1

1.                                      We note you generally receive a management fee based on a fixed percentage of a group’s earnings.  Please clarify whether you pay the costs of operating the centers from this management fee.  In addition, please clarify whether you earn revenues from the facilities, equipment and staffing you provide.  Please provide similar disclosure in the section entitled “Net Revenues and Expenses.”

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 1, 55, 57, 71 and 80 of Amendment No. 2 accordingly.

2.                                      We note your reference to physician succession planning services. Please expand the discussion to describe the nature and significance of these services.

Response: We acknowledge the Staff’s comment. We respectfully advise the Staff that while we provide our affiliated physician groups with physician succession planning services, those services are in all cases immaterial in comparison to the other services we provide.  In that regard, we do not believe it appropriate to discuss the nature and significance of these services in more detail in our Prospectus Summary. In response to the Staff’s comment, we have revised the language on pages 1, 3, 55, 57, 71, 73, 78 and 80 of Amendment No. 2 to move the reference to physician succession planning to the end of the list of services we provide.  We have also consolidated the description of physician succession planning services on page 71.  We believe these changes more appropriately reflect its relative significance to our operations.

Strong and Diversified Business and Payor Mix, page 6

3.                                      Please reconcile your statement pertaining to a broad range of payors with the risk factor disclosure that 45% of your affiliated physician groups net revenue for the nine months ended September 30, 2010 consisted of payments from Medicare and Medicaid.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 6 and 76 of Amendment No. 2 accordingly.

Our Sponsor, page 7

4.                                      Please expand the discussion to explain what you mean by the term “sponsor” and to disclose the extent of ownership by Genstar or its affiliates.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 7 of Amendment No. 2 accordingly.

“We are a holding company and depend upon the earnings of our subsidiaries to make payments on the exchange notes,” page 35

5.                                      We note your response to comment 39 and reissue the comment in part. Please expand the discussion to briefly describe the specific limitations under the respective jurisdictions where your subsidiaries are organized.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 35 of Amendment No. 2 accordingly.

Business Overview, page 56

6.                                      Please expand the discussion to provide your estimate of the number of freestanding treatment centers in California and Florida, respectively.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 2, 56, 71 and 72 of Amendment No. 2 accordingly.

7.                                      We note your reference to “de novo” sites and the lease of existing centers and the purchase of existing assets within such centers.  Please expand the discussion to quantify the number of your centers that were acquired or leased from, directly or indirectly, your affiliated physician groups.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 56 and 72 of Amendment No. 2 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Accounts Receivable and Allowances for Doubtful Accounts, page 68

8.                                      Refer to Comment 58.  You state on page 68 that “As part of the MSA, and in consideration of the management services we provide to them, the affiliated physician groups assign their accounts receivable to us.”; and, further that “We collect accounts receivable on behalf of our affiliated physician groups and remit amounts due to them after retaining our management services fee.”  Please tell us, citing specific authoritative guidance, your basis for recording these accounts receivable, owed to your affiliated physician groups, on your financial statements.  Further explain what corresponding accounts are credited and how any allocations are determined at the date patient services are delivered.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 68 and 69 of Amendment No. 2 accordingly, removing the statement that we collect accounts receivable on behalf of our affiliated physician groups.

Under our MSAs, our affiliated physician groups assign us the accounts receivable generated by the performance of medical services and the cash received upon collection of these accounts receivable. We physically bill and collect the amounts due for the performance of medical services.  The cash collected from these accounts receivable is not owed by us to our affiliated physician groups.  Monthly a calculation based on the earnings of each treatment center is used to determine the net amount retained by us and the percentage of earnings owed to the affiliated physician group.

For general ledger purposes, when we record the accounts receivable for a patient service, we credit gross revenue.  There is no allocation of revenue made at the date the patient services are performed and billed as the full amount of the receivable is due to us under the terms of the MSA.  The general ledger revenue account is subsequently reduced each month by the net earnings of each treatment center that is payable to our affiliated physician groups under the terms of the respective MSA.  The credit to balance this entry is posted to an account payable to the respective affiliated physician group.  As a result, our revenue represents compensation by the affiliated physician groups for expenses incurred in operating our treatment centers plus a fee based on the earnings of our affiliated physician groups in accordance with ASC 605, the accounts receivable represent amounts assigned to us by the affiliated physician group, and the account payable is recorded as due to our affiliated physician groups for their portion of the earnings of the center.

FASB Concept Statement No. 6 defines an asset as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events”.  In accordance with the terms of the MSAs we are the direct beneficiary of the future economic benefits and have control of these accounts receivable.  We have credit risk with respect to the collection of these accounts receivable. We also note that this treatment is consistent with others in our industry with similar arrangements.

Compensation Discussion and Analysis, page 102

9.                                      Please note that your next amendment should reflect 2010 information in the discussion, summary compensation table and related tables as may be applicable.

Response: We acknowledge the Staff’s comment and have revised the disclosure throughout the section entitled “Compensation Discussion and Analysis” beginning on page 102 of Amendment No. 2 accordingly.

Audited Financial Statements

Notes to Consolidated Financial Statements

9.  Acquisitions, page F-36

10.                               Refer to Comment 83.  We believe that the previously requested information is required as the periods in question are presented in your consolidated financial statements. Please revise your disclosure to comply with ASC 805-20-50-1, specifically address paragraph c, and 805-30-50-1, specifically address paragraph a.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page F-36 of Amendment No. 2 accordingly.

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Patrick Shannon at (202) 637-1028.

Very truly yours,

OnCure Holdings, Inc.

By:	/s/ Timothy A. Peach
Timothy A. Peach
Chief Financial Officer & Treasurer

cc:                                 Patrick H. Shannon, Esq. (By Email)

Latham & Watkins LLP

555 Eleventh Street, NW, Suite 1000

Washington, DC 20004

Patrick.Shannon@lw.com